

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2011

<u>Via US-mail</u>
Mr. Kevin Jones
Chairman and Chief Executive Officer
North Texas Energy, Inc.
5057 Keller Springs Road, Suite 300
Addison, Texas 75001

> **Re:** **North Texas Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 1, 2011**
> **File No. 333-178251**

Dear Mr. Jones:

Our preliminary review of North Texas Energy Inc.'s registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Specifically, we note that the company has not provided disclosures pertaining to its accounting for business acquisitions required by generally accepted accounting principles and has not included financial statements required for its predecessor under Article 8 of Regulation S-X.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Please contact Kevin Dougherty at (202) 551-3271 or in his absence, the undersigned at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief